Mail Stop 4561

March 23, 2007

By U.S. Mail and facsimile to: (212) 558-3588

Mr. Carl Krasik
Mellon Financial Corporation
One Mellon Center
500 Grant Street
Pittsburgh, PA 15258

Mr. John M. Liftin
The Bank of New York Company, Inc.
One Wall Street
New York, NY 10286

> **Re: The Bank of New York Mellon Corporation**
> **Registration Statement on Form S-4**
> **Filed February 23, 2007**
> **File No. 333-140863**

Dear Mr. Krasik and Mr. Liftin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all exhibits, including drafts of your legality opinion, with your next amendment; they are subject to staff review.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
March 23, 2007
Page 2

2.   Please provide the Goldman Sachs and the UBS and Lazard board books.

3.   Please unbundle material charter amendments.

4.   Please confirm that Mellon and Bank of New York did not exchange financial projections.

Cover Page

5.   Please indicate the number of securities offered. See Item 501(b)(2) of Regulation S-K.

Summary, page 1

6.   Please revise the preamble to state that it highlights the material, not "selected," information.

Background of the Transaction, page 36

7.   We note in your disclosure in the first paragraph on page 36 that the banks reached points of disagreement in their negotiations; please elaborate as to what these obstacles were and how they were resolved.

8.   We note that the Boards spent time negotiating the terms of the merger transaction; please provide a more fulsome discussion as to which terms were negotiated, particularly with regard to the price/exchange ratio negotiations.

Bank of New York's Reasons, page 38

9.   The board should specifically note each line item analysis in the Goldman Sachs opinion that does not support its recommendation and explain why, in light of those analyses, it is recommending the transaction.

10.   Please revise to indicate that the assumptions made in the Goldman Sachs opinion include the cost savings and operating synergies projected by both managements to result from the transaction.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
March 23, 2007
Page 3

Mellon's Reasons for the Transaction, page 41

11.   The board should specifically note each line item analysis in the UBS and Lazard opinion that does not support its recommendation and explain why, in light of those analyses, it is recommending the transaction.

12.   Please revise to indicate that the opinions of UBS and Lazard include the synergies (and for Lazard's, other benefits) expected in the merger.

Persons in the Transaction, page 46

13.   Please provide a dollar amount (estimated, if necessary) for the various benefits and a total for each individual.

Opinion of Band of New York's Financial Advisor, page 59

14.   Please indicate all compensation received by Goldman Sachs and its affiliates from Bank of New York and its affiliates during the past two years.

Summary of Joint Financial Analyses of Mellon's Financial Advisors, page 73

15.   Please disclose the compensation paid by Mellon and its affiliates to UBS and its affiliates and to Lazard and its affiliates for the last two years.

Removal of Directors; Newco, page 96

16.   You state that a director may be removed for any reason with a majority of votes cast by stockholders; however, your certificate of incorporation provides for a period where a supermajority vote would be necessary. Please revise to include this disclosure.

Validity of Common Stock, page 126

17.   Please give the address of Sullivan & Cromwell. See Paragraph 23 of Schedule A to the Securities Act of 1933.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
March 23, 2007
Page 4

Where You Can Find More Information, page 128

18.   You cannot incorporate Schedule 14A. See Item 11 of Form S-4.

Description of Newco Common Stock, page 93

19.   Since Form S-4 does not require a summary of Delaware law or even of Newco's
        charter and bylaws, you cannot qualify the summary in its entirety by reference.
        See Rule 411(a). This comment also applies to Comparison of Shareholder's
        Rights.

Unaudited Pro Forma Combined Condensed Financial Information Bank of New York
and Mellon

Note 5: Pro Forma Adjustments to Financial Statements, page 114

20.   In order to allow an investor to better understand pro forma adjustment (E) for
        amortization of intangible assets, please revise to separately disclose the fair value
        of each major type of intangible asset recorded, it's estimated useful life,
        amortization method and associated expense. A tabular presentation may be
        useful. Refer to paragraph 52 of SFAS 141.

21.   We note your disclosure regarding pro forma adjustment (J) to reverse $92
        million of accrued liabilities related to Mellon's operating leases with either free
        rent periods or "step-up" annual lease payments that were recorded under SFAS
        13. Please tell us whether you determined Mellon's prior lease accounting to be
        in error. If you determined that a restatement of Mellon's historical financial
        statements was not required, provide us with a qualitative and quantitative
        assessment of materiality for the related quarterly and annual periods which
        supports your determination.

22.   Please demonstrate for us how pro forma adjustments (J) and (O) meet the
        following criteria for inclusion under Item 11-02(b)(6) of Regulation S-X, or
        revise to remove these adjustments in your next amendment:

        • it is directly attributable to the transaction;
        • it is expected to have a continuing impact on the registrant; and
        • it is factually supportable.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
March 23, 2007
Page 5

<u>Mellon Financial Corporation</u>

<u>Form 10-K for the Year Ended December 31, 2006</u>

<u>Consolidated Statement of Cash Flows, page 70</u>

23.   We note you include proceeds from loans held for sale in the investing section of your Consolidated Statement of Cash Flows. Please separately quantify for us proceeds from loans held for sale from other loan sales. Tell us your basis for including these proceeds in the investing, rather than operating section for each period presented. Refer to paragraph 9 of SFAS 102.

<u>Notes to the Financial Statements</u>

<u>27.   Derivative Instruments Used for Trading and Interest Rate Risk Management Purposes, page 109</u>

24.   To help us better understand your accounting for fair value hedges of fixed rate long-term debt and fixed rate certificates of deposit that you re-designated in the fourth quarter of 2006 (described on page 48), please provide us with the following additional information:

- the reason(s) for the re-designation, including whether you determined your prior accounting to be in error;
- if you determined that a restatement of your historical financial statements was not required, provide us with a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination;
- the critical terms of your derivative hedges and hedged items;
- how these hedges meet the criteria of paragraphs 20 and 28 of SFAS 133;
- a description of the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis; and
- how you measure ineffectiveness.

25.   For each type of long-haul hedging relationship entered into during the periods presented please describe for us the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis, if not already explained above. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
March 23, 2007
Page 6

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
March 23, 2007
Page 7

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Irving at (202) 551-3321 or Sharon Johnson at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: H. Rodgin Cohen
Mitchell S. Eitel
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004